

SEC 05041923 [SSION]

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/04 (MM/DD/YY) AND ENDING 2/28/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 N. Central Ave., Suite 200
(No. and Street)

Phoenix (City) Arizona (State) 85012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Melby 602-252-0911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

3003 N. Central Ave., Suite 500 (Address) Phoenix (City) Arizona (State) 85012 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Melby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO Equities, Inc. dba CUE, as of February 28, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public State of Arizona
Maricopa County
Raye G Rose
Expires September 02, 2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PAGE

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholders' Equity 4
Statement of Cash Flows 5

Summary of Significant Accounting Policies 6

Notes to Financial Statements 7

SUPPLEMENTAL INFORMATION 9

Independent Auditor's Report on Supplemental Information 10
Schedule I, Computation of Net Capital under Rule 15c3-1 11
Schedule II, Reconciliation of Net Capital under Rule 17a-5(d)(4) 12

Independent Auditor's Letter on Internal Control Structure 13



Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
CUSO Equities, Inc. dba CUE
Phoenix, Arizona

We have audited the accompanying statement of financial condition of CUSO Equities, Inc. dba CUE as of February 28, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CUSO Equities, Inc. dba CUE as of February 28, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Phoenix, Arizona
March 24, 2005

CUSO EQUITIES, INC. dba CUE
STATEMENT OF FINANCIAL CONDITION
February 28, 2005

ASSETS

Cash and cash equivalents	$ 473,620
Investment securities	3,300
Commissions receivable, net	42,783
Prepaid expenses	48,435
TOTAL ASSETS	$ 568,138

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 5,956
Commissions payable	90,988
Income taxes payable	10,177
Total liabilities	107,121
STOCKHOLDERS' EQUITY	
Common stock, no par value, 1,000,000 shares authorized and 100,000 shares issued, 95,750 shares outstanding	100,000
Additional paid-in capital	40,000
Retained earnings	395,605
Treasury stock, 4,250 shares, at cost	(74,588)
Total stockholders' equity	461,017
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 568,138

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

CUSO EQUITIES, INC. dba CUE
STATEMENT OF INCOME
Year Ended February 28, 2005

REVENUE	
Commissions	$ 7,745,283
Investment income	4,447
Other income	484
Total revenue	7,750,214
EXPENSES	
Commissions and employee benefits	5,066,398
Office operations	2,622,602
Total expenses	7,689,000
Income from operations	61,214
PROVISION FOR INCOME TAXES	31,611
NET INCOME	$ 29,603

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

CUSO EQUITIES, INC. dba CUE
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended February 28, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
BALANCE, BEGINNING OF YEAR	$ 100,000	$ 40,000	$ 616,002	$ (74,588)	$ 681,414
NET INCOME	-	-	29,603	-	29,603
DIVIDEND DISTRIBUTION	-	-	(250,000)	-	(250,000)
BALANCE, END OF YEAR	$ 100,000	$ 40,000	$ 395,605	$ (74,588)	$ 461,017

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

CUSO EQUITIES, INC. dba CUE
STATEMENT OF CASH FLOWS
Year Ended February 28, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from sponsors	$ 7,790,588
Cash paid to registered representatives	(5,149,439)
Cash paid for other expenses	(2,682,021)
Income taxes paid	(6,015)
Interest received	4,447
Collection of accounts receivable	8,811
Cash used in operating activities	(33,629)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividend distribution	(250,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(283,629)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	757,249
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 473,620
RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES:	
Net income	$ 29,603
Effects of changes in operating assets and liabilities:	
Commissions receivable	45,305
Accounts receivable	8,327
Prepaid expenses	(19,955)
Accounts payable	(39,464)
Commissions payable	(83,041)
Income taxes payable	25,596
NET CASH USED IN OPERATING ACTIVITIES	$ (33,629)

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

CUSO EQUITIES, INC. dba CUE
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
February 28, 2005

ORGANIZATION

CUSO Equities, Inc. dba CUE is wholly owned by CUE Financial Group, Inc., which is a wholly owned subsidiary of CUE Resources, Inc.

CUSO Equities, Inc. dba CUE is a broker-dealer whose business encompasses primarily the sale of publicly traded securities, mutual funds and variable annuities. The Company is licensed to do business in 33 states. On transactions involving publicly traded securities, the Company functions as the introducing broker and communicates trade orders for its customers through a correspondent broker. For the year ended February 28, 2005, commissions on mutual funds accounted for approximately 46%, stocks and bonds approximately 26%, and variable annuities approximately 28% of total commissions revenue.

CASH AND CASH EQUIVALENTS

For financial statement purposes, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

INVESTMENTS

Investments consist of warrants to purchase 300 shares of a stock. Neither the warrants nor the stock is presently marketable, nor are the stock and warrants listed on any stock exchange. The investment is reported at cost since fair market value cannot be determined.

REVENUE RECOGNITION

Commission income from publicly traded securities transactions is recorded on the trade date.

TREASURY STOCK

Treasury stock is accounted for at cost.

INCOME TAXES

CUSO Equities, Inc. dba CUE files consolidated tax returns with CUE Resources, Inc. and CUE Financial Group, Inc. Income taxes are allocated using the separate tax return liability method.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Actual results could differ from those estimates.

This information is an integral part of the accompanying financial statements.

CUSO EQUITIES, INC. dba CUE
NOTES TO FINANCIAL STATEMENTS
February 28, 2005

NOTE 1 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At February 28, 2005, the Company had net capital of $408,610, which was in excess of its required net capital of $100,000. (See Note 5.)

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company reimburses CUE Financial Group, Inc. for office operation expenses, commissions and executive compensation incurred on its behalf. For the year ended February 28, 2005, the Company reimbursed CUE Financial Group, Inc. $2,480,400 for these expenses.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts owed by various brokers. Management has established an allowance for probable uncollectible amounts of $36,083.

NOTE 4 – NET CAPITAL

Net capital is computed as follows:

Stockholders' equity, total capital		$ 461,017
Deduct non-allowable assets:		
Prepaid expenses	$ 48,435	
Commissions receivable	672	
Securities not readily marketable	3,300	
		52,407
Net capital		408,610
Minimum dollar net capital requirement		100,000
Excess net capital		$ 308,610

NOTE 5 – INVESTMENT INCOME

Money market dividends	$ 4,447

CUSO EQUITIES, INC. dba CUE
NOTES TO FINANCIAL STATEMENTS
February 28, 2005

NOTE 6 – INCOME TAXES

Income taxes payable consists of the following components:

Current:	
Federal	$ 7,789
State	2,388
Total income taxes payable	$ 10,177

The provision for income taxes consists of the following components:

Current:	
Federal	$ 24,340
State	7,271
Total provision for income taxes	$ 31,611

NOTE 7 – SUBSEQUENT EVENT AND LITIGATION

On March 30, 2005, the Company received a demand seeking $400,000 in damages filed by former registered representatives of the Company for alleged wrongful termination and unpaid contributions to purchase certain investment accounts. Management and legal counsel believe that the record does not support the allegations and intend to vigorously defend their position. Additionally, management believes that this claim will have no material impact on the Company's financial condition or results of operations.

SUPPLEMENTAL INFORMATION



Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report On Supplemental Information Required By Rule 17a-5(g)(1) Of The Securities and Exchange Commission

Board of Directors
CUSO Equities, Inc. dba CUE
Phoenix, Arizona

We have audited the accompanying financial statements of CUSO Equities, Inc. dba CUE as of and for the year ended February 28, 2005, and have issued our report thereon dated March 24, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Phoenix, Arizona
March 24, 2005

Schedule I

CUSO EQUITIES, INC. dba CUE
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
February 28, 2005

NET CAPITAL		
Stockholders' equity, total capital		$ 461,017
Deduct non-allowable assets:		
Prepaid expenses	$ 48,435	
Commissions receivable	672	
Securities not readily marketable	3,300	
		52,407
NET CAPITAL		$ 408,610
Computation of net capital requirements:		
Liabilities:		
Accounts payable		$ 5,956
Commissions payable		90,988
Income taxes payable		10,177
Aggregate indebtedness		107,121
Required percentage		6.67%
Computed net capital requirement		$ 7,145
Minimum dollar net capital requirement		$ 100,000
EXCESS NET CAPITAL		$ 308,610

Schedule II

CUSO EQUITIES, INC. dba CUE
RECONCILIATION OF NET CAPITAL UNDER RULE 17A-5(D)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
February 28, 2005

Reconciliation with Company's computation (included in Part IIA of Form X-17a-5) as of February 28, 2005:	
Net capital, as reported in Company's Part IIA, FOCUS Report (unaudited)	$ 419,193
Net audit adjustments	(10,583)
NET CAPITAL, SCHEDULE I	$ 408,610

Independent Auditor's Report on Internal Control Structure Required by Rule 17a-5

Board of Directors
CUSO Equities, Inc. dba CUE
Phoenix, Arizona

In planning and performing our audit of the financial statements and supplemental schedules of CUSO Equities, Inc. dba CUE (the Company) for the year ended February 28, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a

condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company practices and procedures were adequate at February 28, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Phoenix, Arizona
March 24, 2005